Exhibit 4.7

DESCRIPTION OF ADVAXIS, INC.’S SECURITIES

REGISTERED UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

General

The following is a summary of certain rights and privileges of the Common Stock of Advaxis, Inc. (“Advaxis,” “we,” or “our”), a corporation organized under the laws of the state of Delaware.

This summary does not purport to be complete. Reference is made to the provisions of Advaxis’ Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and Advaxis’ Amended and Restated Bylaws (the “Bylaws”) that are filed as exhibits to the Annual Report on Form 10-K to which this is filed as an exhibit. The following also summarizes certain applicable provisions of Delaware law.

Under Advaxis’ Certificate of Incorporation, Advaxis is authorized to issue 170,000,000 shares of Common Stock, par value $0.001 per share (the “Common Stock”), and 5,000,000 shares of “blank check” preferred stock, par value $0.001 per share.

Common Stock

Dividends

Holders of our Common Stock are entitled to receive ratably any dividends declared by our Board of Directors (the “Board”) out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding Preferred Stock (“Preferred Stock”). All outstanding shares are fully-paid and non-assessable.

Conversion Rights

The shares of Common Stock are not convertible into other securities.

Sinking Fund Provisions

Our Common Stock has no sinking fund provisions.

Redemption Provisions

Our Common Stock has no right to redemption.

Voting Rights

The holders of our Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of our Common Stock do not have a cumulative voting right, which means that the holders of more than one-half of the outstanding shares of Common Stock, subject to the rights of the holders of the Preferred Stock, if any, can elect all of our directors, if they choose to do so. In this event, the holders of the remaining shares of Common Stock would not be able to elect any directors. Our Board is not classified.

Except as otherwise required by Delaware law, and subject to the rights of the holders of Preferred Stock, if any, all stockholder action is taken by the vote of a majority of the outstanding shares of Common Stock voting as a single class present at a meeting of stockholders at which a quorum consisting of one-third of the outstanding shares of Common Stock is present in person or proxy.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Common Stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities and applicable distribution to the holders of our Preferred Stock (if any outstanding).

Preemption Rights

Our Common Stock has no right to preemption.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date the stockholder became an interested stockholder, unless:

●	prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) those shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

These statutory provisions could delay or frustrate the removal of incumbent directors or a change in control of our company. They could also discourage, impede, or prevent a merger, tender offer, or proxy contest, even if such event would be favorable to the interests of stockholders.

Certificate of Incorporation and Bylaws Provisions

Our Certificate of Incorporation and Bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, the Certificate of Incorporation and Bylaws, as applicable, among other things:

●	provide our Board with the ability to alter its Bylaws without stockholder approval; and
●	provide that vacancies on our Board may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of Advaxis. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Advaxis outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Stock Exchange Listing

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “ADXS.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer and Trust Company, 17 Battery Place, 8th Floor, New York, NY 10004.